TSX, NYSE - HBM
2021 No. 3

25 York Street, Suite800 Toronto, Ontario Canada M5J 2V5 tel: 416 362-8181 fax: 416 362-7844 hudbay.com	News Release

 Hudbay Announces Fourth Quarter and Full Year 2020 Results and Provides Annual Guidance

Toronto, Ontario, February 18, 2021 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its fourth quarter and full year 2020 financial results and annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted.

Fourth Quarter and Full Year Operating and Financial Results

  Achieved 2020 production and unit cost guidance in Peru and Manitoba; Manitoba copper production exceeded the top end of the guidance range and refined zinc metal production was higher than it has been in over ten years.
  Capitalized on higher gold prices as Manitoba annual gold sales volumes increased by 24% in 2020 compared to the prior year.
  Full production resumed at 777 on November 25 following a skip hoist incident in early October; shaft repair activities were completed well ahead of schedule and below expected costs.
  The Lalor mine and Stall concentrator both achieved record quarterly and annual production as 777 employees and equipment were redeployed to Lalor during the 777 shaft repair period.
  Constancia mine achieved excellent operational efficiencies during the quarter with a 10% increase in ore mined compared to the third quarter of 2020.
  Fourth quarter net earnings were $7.4 million or $0.03 per share. Fourth quarter adjusted net lossi per share was $0.06 and adjusted EBITDAi was $106.9 million.
  Operating cash flow before change in non-cash working capital increased to $86.1 million in the fourth quarter of 2020, from $84.4 million in the third quarter, despite the temporary production interruption at 777 during the quarter.

2021 Annual Guidance and Outlook

  Consolidated copper production is forecast to increase by 7%ii in 2021, compared to 2020, with a further increase expected in 2022 with higher grades at the Pampacancha deposit in Peru.
  Consolidated gold production is forecast to increase by 62%ii in 2021, compared to 2020, with a further  increase expected in 2022 due to the first full year of production at the New Britannia mill and Pampacancha.
  2021 unit operating costs are expected to be modestly higher than 2020 with the inclusion of the New Britannia mill in Manitoba and higher input costs in Peru. Introduced new 2021 consolidated cash cost guidance of $0.65 to $0.80 and consolidated sustaining cash cost guidance of $2.05 to $2.30, in each case, per pound of copper produced, net of by-product creditsi.
  Updated mine plans will be issued for each of the company's Constancia and Snow Lake operations with the annual mineral reserve and resource update at the end of March 2021, incorporating the results from various optimization studies. The company will issue new three-year production guidance once the new mine plans are published.

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  Total capital expenditures are expected to decline by 11%ii year-over-year as a majority of the Peru growth spending was completed in 2020, while a portion of Manitoba growth spending was deferred from 2020 to 2021.
  Increased exploration spending in 2021 to drill promising targets in Arizona, Peru and Snow Lake.

Executing on Growth Initiatives

  Advanced the New Britannia gold mill refurbishment project to approximately 73% completion and the project continues to track ahead of the original schedule. Total project capital is tracking approximately $13.0 million over budget due to additions to the project scope and the impact of COVID-related costs. Commissioning of the gold plant is expected in mid-2021, three months earlier than originally planned. The new copper flotation facility is on track for commissioning and ramp-up in the fourth quarter of 2021. Operational readiness activities are progressing as planned with underground development of Lalor's gold-rich lenses well-advanced in preparation for the start-up of New Britannia.
  Successfully completed the Consulta Previa consultation process for Pampacancha and received the final mining permit for the development and operation of the mine. Pre-development activities commenced in early January and pre-stripping activities are expected to begin once the remaining individual land user agreement has been completed.
  Advanced the appeal of the unprecedented Rosemont court decision with oral arguments presented on February 1st and continued to evaluate next steps for the project and advance drilling activities on the company's land package.

"We achieved all of our production and operating cost targets in 2020, continuing our trend of strong operating and financial performance while executing on our growth initiatives," said Peter Kukielski, President and Chief Executive Officer. "Our Peru operations continued to perform well despite COVID-19 challenges and the team successfully completed the Consulta Previa process for Pampacancha. Our Manitoba operations demonstrated strength and resilience as they remedied the 777 shaft incident quickly and efficiently, while confirming the opportunity to increase the Lalor mine production rate in the long-term. The New Britannia project remains on track for first gold pour in the third quarter of 2021. While 2021 remains a year of investment for Hudbay, it is also the year in which we expect to start to see the benefits of these high-return investments as we grow our production through Pampacancha and New Britannia, and create significant value for our stakeholders."

Summary of Fourth Quarter Results

Consolidated copper production in the fourth quarter of 2020 was 27,278 tonnes, a 7% increase from the third quarter of 2020, primarily as a result of higher mill throughput and recoveries at Constancia and higher copper grades and recoveries in Manitoba, despite the temporary production interruption at 777. Consolidated gold production increased by 11% compared to the third quarter of 2020 due to higher grades at Lalor and higher recoveries at the Stall mill. Consolidated zinc production in the fourth quarter was lower than the third quarter of 2020 due to the 777 shaft incident resulting in the suspension of hoisting operations for six weeks. The production of refined zinc metal increased quarter-over-quarter as the zinc plant continued to process available zinc concentrate inventories during the 777 shaft repair period.

In the fourth quarter of 2020, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.43, a decrease compared to $0.65 in the third quarter due to higher copper production and higher by-product revenue, partially offset by higher operating costs. Incorporating cash sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter of 2020 was $2.24, which was relatively unchanged from the third quarter.

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Cash generated from operating activities in the fourth quarter of 2020 increased to $121.1 million compared to $77.9 million in the third quarter of 2020. Operating cash flow before change in non-cash working capital was $86.1 million during the fourth quarter of 2020, reflecting a slight increase from the third quarter. The increase in cash generated from operating activities is primarily the result of higher realized copper and zinc prices and working capital changes during the quarter.

Net earnings and earnings per share in the fourth quarter of 2020 were $7.4 million and $0.03, respectively, compared to a net loss and loss per share of $24.0 million and $0.09, respectively, in the third quarter of 2020. Fourth quarter earnings benefited from higher realized prices for base metals which was partially offset by lower sales volumes of copper. In addition, a $28.0 million mark-to-market net gain on certain financial instruments was recorded, including a $40.3 million non-cash gain on the revaluation of the embedded derivative on the senior notes due in 2025. Partially offsetting these gains was the accounting effect related to the 777 production interruption. This resulted in fixed overhead production costs of $11.7 million, which would normally be capitalized to inventories, being immediately expensed as part of cost of sales with no corresponding revenue benefit.

Adjusted net lossi and adjusted EBITDAi in the fourth quarter of 2020 were $16.4 million, or $0.06 per share, and $106.9 million, respectively, after adjusting for the 777 fixed overhead costs and the net mark-to-market gain on financial instruments, among other items. This compares to an adjusted net lossi and adjusted EBITDAi of $25.4 million, or $0.10 per share, and $96.1 million, respectively, in the third quarter of 2020. The favourable movements in adjusted EBITDAi and adjusted net loss, as compared to the third quarter of 2020, primarily included the same factors that benefited net earnings.

Summary of Full Year Results

On a consolidated basis, Hudbay's copper, zinc and precious metals production met 2020 guidance ranges. Production of copper in Manitoba exceeded the top end of the guidance range, while copper production in Peru was within the revised guidance range. When compared to 2019 production levels, 2020 copper production in Peru was lower due to lower copper grades, as well as an eight-week suspension of Constancia operations due to a government declared state of emergency at the onset of the COVID-19 pandemic (which caused the company to update Peru's guidance with the second quarter results). Combined unit costs in Peru and Manitoba were within 2020 guidance ranges. Total capital expenditures were above 2020 guidance in large part due to costs associated with individual land user agreements that were not included in the company's initial growth capital guidance for Peru, as previously disclosed, due to the ongoing nature of the negotiations.

Consolidated cash cost per pound of copper produced, net of by-product credits, was $0.60 in 2020, a decrease compared to $0.83 in 2019, mainly as a result of increased by-product credit revenues, partially offset by lower copper production from lower grades at Constancia and reduced Constancia production from the eight-week suspension of operations. Incorporating cash sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in 2020 was $2.16, which increased from $1.86 in 2019, driven mainly by increased cash sustaining capital expenditures and the same factors noted above affecting consolidated cash costs.

Cash generated from operating activities decreased to $239.5 million in 2020 from $310.9 million in 2019. Operating cash flow before change in non-cash working capital decreased to $241.9 million from $307.3 million in 2019. The decrease is the result of significantly lower copper sales volumes due to an eight-week suspension of Constancia operations in Peru following a government declared state of emergency and a six-week production interruption at the 777 mine in Manitoba. The lower copper sales volumes were only partially offset by higher realized sales prices for copper and precious metals.

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Net loss and loss per share for 2020 were $144.6 million and $0.55, respectively, compared to a net loss and loss per share of $343.8 million and $1.32, respectively, in 2019. The 2019 loss was mainly caused by an after-tax impairment charge of $242.1 million recorded in Hudbay's investment in the Rosemont project. Gross margins declined in 2020 in part due to multi-week operational suspensions at Constancia and 777 causing certain fixed overhead production costs to be immediately expensed as part of cost of sales with no corresponding revenue benefit.

Financial Condition ($000s)	Dec. 31, 2020	Dec. 31, 2019
Cash and cash equivalents	439,135	396,146
Total long-term debt	1,135,675	985,255
Net debt[1]	696,540	589,109
Working capital	306,888	271,284
Total assets	4,666,645	4,461,057
Equity	1,699,806	1,848,123

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Consolidated Financial Performance		Three Months Ended
		Dec 31, 2020	Sep. 30, 2020	Dec. 31, 2019
Revenue	$000s	322,290	316,108	324,485
Cost of sales	$000s	287,923	276,830	298,852
Earnings (loss) before tax	$000s	911	(23,944)	(42,352)
Earnings (loss)	$000s	7,406	(23,955)	(1,455)
Basic and diluted earnings (loss) per share	$/share	0.03	(0.09)	(0.01)
Adjusted earnings (loss) per share[1]	$/share	(0.06)	(0.10)	(0.09)
Operating cash flow before change in non-cash working capital	$ millions	86.1	84.4	69.1
Adjusted EBITDA[1]	$ millions	106.9	96.1	82.2
		Year Ended
		Dec 31, 2020	Dec. 31, 2019
Revenue	$000s	1,092,418	1,237,439
Cost of sales	$000s	1,053,418	1,085,897
Earnings (loss) before tax	$000s	(179,089)	(452,763)
Earnings (loss)	$000s	(144,584)	(343,810)
Basic and diluted earnings (loss) per share	$/share	(0.55)	(1.32)
Adjusted earnings (loss) per share[1]	$/share	(0.46)	(0.18)
Operating cash flow before change in non-cash working capital	$ millions	241.9	307.3
Adjusted EBITDA[1]	$ millions	306.7	358.5

1 Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Consolidated Operational Performance		Three Months Ended
		Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019
Contained metal in concentrate produced[1]
Copper	tonnes	27,278	25,395	32,422
Gold	ounces	32,376	29,277	32,712
Silver	ounces	730,679	671,685	930,137
Zinc	tonnes	25,843	30,570	30,592
Molybdenum	tonnes	333	392	372
Precious metals[2]	ounces	40,586	36,824	46,000
Payable metal in concentrate sold
Copper	tonnes	22,963	25,903	33,715
Gold	ounces	35,179	30,605	30,344
Silver	ounces	762,384	705,495	909,423
Zinc[3]	tonnes	28,431	26,520	28,001
Molybdenum	tonnes	457	313	199
Precious metals[2]	ounces	43,745	38,532	43,336
Cash cost[4]	$/lb	0.43	0.65	0.90
Sustaining cash cost[4]	$/lb	1.97	2.02	2.11
All-in sustaining cash cost[4]	$/lb	2.24	2.25	2.22
		Year Ended
		Dec. 31, 2020	Dec. 31, 2019
Contained metal in concentrate produced[1]
Copper	tonnes	95,333	137,179
Gold	ounces	124,622	114,692
Silver	ounces	2,750,873	3,585,330
Zinc	tonnes	118,130	119,106
Molybdenum	tonnes	1,204	1,272
Precious metals[2]	ounces	155,531	165,911
Payable metal in concentrate sold
Copper	tonnes	88,888	128,519
Gold	ounces	122,949	108,999
Silver	ounces	2,585,586	3,452,926
Zinc[3]	tonnes	109,347	104,319
Molybdenum	tonnes	1,321	1,186
Precious metals[2]	ounces	152,001	158,327
Cash cost[4]	$/lb	0.60	0.83
Sustaining cash cost[4]	$/lb	1.93	1.72
All-in sustaining cash cost[4]	$/lb	2.16	1.86

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Includes refined zinc metal sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended			Year Ended
		Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Ore mined[1]	tonnes	9,313,784	8,455,668	8,049,063	27,529,950	33,308,369
Copper	%	0.31	0.31	0.41	0.32	0.43
Gold	g/tonne	0.03	0.03	0.04	0.03	0.04
Silver	g/tonne	2.61	2.55	3.87	2.75	3.76
Molybdenum		0.01	0.02	0.02	0.02	0.02
Ore milled	tonnes	7,741,714	7,480,655	7,474,136	26,297,318	31,387,281
Copper	%	0.33	0.33	0.42	0.34	0.42
Gold	g/tonne	0.03	0.03	0.04	0.03	0.04
Silver	g/tonne	2.74	2.68	3.86	2.87	3.64
Molybdenum		0.02	0.02	0.02	0.02	0.02
Copper recovery	%	85.3	83.3	85.6	83.0	85.7
Gold recovery	%	52.7	51.6	50.0	49.8	48.1
Silver recovery	%	70.1	66.7	68.2	66.9	68.2
Molybdenum recovery		28.4	30.4	30.8	29.4	26.5
Contained metal in concentrate
Copper	tonnes	21,554	20,803	26,659	73,150	113,825
Gold	ounces	3,689	3,333	5,007	12,395	19,723
Silver	ounces	477,775	430,208	631,774	1,622,972	2,504,769
Molybdenum	tonnes	333	392	372	1,204	1,272
Precious metals[2]	ounces	9,058	8,167	14,033	30,630	55,506
Payable metal sold
Copper	tonnes	18,583	21,654	28,430	68,506	106,184
Gold	ounces	3,297	3,753	4,824	10,986	18,956
Silver	ounces	480,843	433,595	666,839	1,518,548	2,452,496
Molybdenum	tonnes	457	313	199	1,321	1,186
Combined unit operating cost[3],4	$/tonne	10.17	9.85	10.20	9.46	9.50
Cash cost[4]	$/lb	1.47	1.54	1.36	1.45	1.16
Sustaining cash cost[4]	$/lb	2.58	2.29	2.17	2.20	1.65

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Constancia team continues to deliver strong operating performance despite the environment of strict ongoing COVID-19 measures and controls. Hudbay continues to work collaboratively with the local health authorities to ensure the company's workforce and partners adhere to COVID-19 protocols while continuing to operate safely and efficiently. Full year production of all metals and unit operating costs at Constancia achieved the revised guidance ranges for 2020.

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During the quarter, the Constancia mine produced 21,554 tonnes of copper, 9,058 ounces of precious metals and 333 tonnes of molybdenum. Production was higher than the third quarter of 2020 as a result of the ramp-up to full production after the temporary suspension of operations. Full year 2020 production of copper, gold and silver were 36%, 37%, and 35% lower, respectively, compared to 2019 due to lower grades, in line with mine plan, and the temporary suspension of operations in the second quarter of 2020.

The Constancia mine achieved excellent operational efficiencies during the quarter with a 10% increase in ore mined compared to the third quarter of 2020. Ore milled during the fourth quarter of 2020 was 3% higher compared to the third quarter due to the deferral of a fourth quarter plant maintenance shutdown to January 2021. Milled grades for all metals in the fourth quarter were relatively consistent with third quarter levels. Recoveries of copper, gold and silver were all higher than the third quarter due to ongoing recovery optimization efforts and actively managing the characteristics of the ore feed.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2020 were $10.17/lb, and higher than the third quarter of 2020, primarily due to higher mining costs during the quarter. Full year combined unit operating costs were in line with 2019 as lower production, caused by an eight-week suspension of operations, was offset by a corresponding decrease in mine, mill and general and administrative costs.

Peru's cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2020 was $1.47, lower than the previous quarter primarily due to higher by-product credits and higher copper production. Peru's sustaining cash cost per pound of copper produced, net of by-product credits, for the fourth quarter 2020 increased compared to the prior quarter due to capitalized exploration related to option payments for properties surrounding Constancia and elevated sustaining capital spending in the fourth quarter.

Peru cash cost per pound of copper produced, net of by-product credits, for the full year 2020 was $1.45, and 25% higher than the full year 2019 primarily due to an eight-week suspension of Constancia operations during the second quarter and lower grades as the company progresses through the mine plan. Peru sustaining cash cost per pound of copper produced, net of by-product credits, was $2.20 for the full year 2020. This represents a 33% increase from 2019 primarily due to the same factors affecting cash costs.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Lalor ore mined	tonnes	468,101	357,213	390,140	1,654,240	1,536,780
Copper	%	0.80	0.66	0.80	0.74	0.75
Zinc	%	5.54	5.98	6.20	5.73	6.36
Gold	g/tonne	2.79	2.28	2.63	2.51	2.16
Silver	g/tonne	24.96	21.23	28.38	25.31	25.51
777 ore mined	tonnes	164,856	264,905	269,342	991,576	1,109,782
Copper	%	1.89	0.98	1.17	1.40	1.37
Zinc	%	2.98	3.95	3.33	3.88	3.22
Gold	g/tonne	1.85	2.01	1.52	1.90	1.61
Silver	g/tonne	21.64	24.25	18.52	24.13	18.67
Stall Concentrator:
Ore milled	tonnes	372,624	335,739	310,622	1,412,751	1,290,300
Copper	%	0.79	0.68	0.80	0.73	0.73
Zinc	%	5.47	6.11	6.24	5.76	6.39
Gold	g/tonne	2.88	2.35	2.60	2.55	2.13
Silver	g/tonne	24.43	22.08	28.12	25.37	25.48
Copper recovery	%	87.1	84.0	85.9	86.2	85.9
Zinc recovery	%	90.9	92.7	90.7	91.9	91.1
Gold recovery	%	59.5	57.4	61.1	60.0	56.8
Silver recovery	%	60.3	57.5	62.9	60.4	60.4
Flin Flon Concentrator:
Ore milled	tonnes	225,663	322,156	374,529	1,205,314	1,362,006
Copper	%	1.59	0.99	1.11	1.28	1.27
Zinc	%	3.87	4.07	4.05	4.21	3.78
Gold	g/tonne	1.99	1.99	1.75	1.96	1.72
Silver	g/tonne	22.65	24.01	20.56	24.26	19.84
Copper recovery	%	88.1	83.9	86.9	86.0	88.0
Zinc recovery	%	83.9	87.9	85.8	85.5	85.5
Gold recovery	%	56.6	55.3	56.1	56.0	59.4
Silver recovery	%	46.5	42.0	49.2	45.9	50.8
Total contained metal in concentrate
Copper	tonnes	5,724	4,592	5,763	22,183	23,354
Zinc	tonnes	25,843	30,570	30,592	118,130	119,106
Gold	ounces	28,687	25,994	27,705	112,227	94,969
Silver	ounces	252,904	241,477	298,363	1,127,901	1,080,561
Precious metals[1]	ounces	31,529	28,657	31,967	124,900	110,406
Total payable metal sold
Copper	tonnes	4,380	4,249	5,285	20,382	22,335
Zinc[2]	tonnes	28,431	26,520	28,001	109,347	104,319
Gold	ounces	31,882	26,852	25,520	111,963	90,043
Silver	ounces	281,541	271,900	242,584	1,067,038	1,000,430
Combined unit operating cost[3,4]	C$/tonne	140	126	128	132	134
Cash cost[4]	$/lb	(3.48)	(3.41)	(1.26)	(2.20)	(0.75)
Sustaining cash cost[4]	$/lb	(0.36)	0.83	1.83	1.02	2.07

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1 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

2 Includes refined zinc metal sold and payable zinc in concentrate sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Manitoba business unit had strong operating performance across the mines, mills and zinc plant during the fourth quarter despite the 777 shaft incident, which resulted in the suspension of hoisting operations for six weeks. Despite the fourth quarter production interruption at the 777 mine, annual guidance for all metals and unit costs was achieved in Manitoba, with copper production exceeding the upper end of the guidance range.

In the face of the growing COVID-19 pandemic, new controls were added at the Snow Lake camp by introducing point of care PCR testing while maintaining the existing controls that were developed in the early part of the year. The company's health and safety committees have continued to work collaboratively with local health units with a focus on keeping Hudbay's employees and communities safe.

The coordinated business unit response to the 777 shaft incident focused on mitigating production losses by efficiently completing the repairs in the shaft, allowing the mine to return to normal operations quicker than expected.  A business continuity plan was established that relocated employees and equipment from 777 to Lalor and utilized Lalor's ramp to truck additional ore to surface from the upper parts of the mine at a rate of approximately 650 tonnes per day. This plan was successfully executed allowing Lalor to achieve record quarterly production, averaging over 5,000 tonnes per day in the quarter. Lalor continued to produce at a higher tonnage rate through the month of December mainly due to ongoing continuous improvement initiatives.

Production during the quarter included 25,843 tonnes of zinc, 5,724 tonnes of copper and 31,529 ounces of precious metals. Copper and gold production results were higher than the previous quarter primarily due to higher head grades and recoveries. Zinc production for the fourth quarter 2020 was lower compared to the third quarter primarily as a result of the 777 production interruption, lower head grades and recoveries. Full year gold and silver production increased by 18% and 4%, respectively, due to higher gold and silver head grades and higher recoveries at Stall compared to prior year. Full year copper production decreased by 5% as reduced production at 777 was not fully offset by the higher throughput at Stall.

The Stall concentrator achieved record throughput of 4,050 tonnes per day during the fourth quarter and approximately 3,870 tonnes per day on an annual basis. Ore processed during the fourth quarter of 2020 was higher than the third quarter of 2020 as additional resources from 777 were deployed to Lalor and incremental ore mined was sent to Stall. Full year ore processed at Stall increased by 9% as a result of ongoing continuous improvement initiatives and higher ore availability from the Lalor mine as indicated above. Although Stall recoveries were generally below levels experienced during the first half of 2020, the trend of improving gold recoveries has continued when compared to the same periods in 2019 due to improved ore characteristics and numerous operational improvement projects implemented at the Stall mill. Ore processed at the Flin Flon concentrator in the fourth quarter of 2020 decreased compared to the previous quarter due to the production interruption at 777. Full year ore processed at the Flin Flon concentrator was 12% lower than 2019 primarily for the same reason as noted above.

Combined mine, mill and G&A unit operating costs in the fourth quarter increased by 11% compared to the third quarter of 2020, but remained within the annual guidance range despite the 777 production interruption. The increase was primarily due to less ore milled in Flin Flon during the fourth quarter. Full year combined mine, mill and G&A unit operating costs in 2020 were slightly lower than 2019 levels as the mines and mills continued to deliver efficient results despite the production interruption at 777.

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Manitoba's cash cost per pound of copper produced, net of by-product credits, for the fourth quarter of 2020 was negative $3.48 and relatively in line with the prior quarter. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2020 was negative $0.36, lower than the previous quarter due to higher copper production and lower cash sustaining capital expenditures and royalties.

Manitoba's cash cost per pound of copper produced, net of by-product credits was lower in 2020 compared to 2019 due to lower mining costs and higher by-product credits, partially offset by lower copper production. Sustaining cash cost per pound of copper produced, net of by-product credits, were lower in 2020 compared to 2019, primarily due to the same factors affecting cash costs, partially offset by higher cash sustaining capital expenditures.

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2021 Key Objectives and Annual Guidance

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below. As a result of the COVID-19 global pandemic, Hudbay has experienced operational, supply chain, travel, labour and shipping disruptions, and may continue to experience similar disruptions in the future. Given the uncertainty of the duration and magnitude of the impact of COVID-19, including its impact on the development timeline for Pampacancha, the company's 2021 production and cost guidance are subject to a higher-than-normal degree of uncertainty. The guidance below does not reflect any potential for additional suspensions or other significant disruption to operations or delays to development activities.

Hudbay's key objectives for 2021 are to:

  Focus on operational efficiencies and maintain the company's low-costs of production to continue to generate positive cash flow and strong returns on invested capital;
  Execute development and commence mining activities at the high-grade Pampacancha satellite deposit, further enhancing Constancia's production and cost profile;
  Deliver the refurbishment of the New Britannia gold mill to significantly increase gold production from Lalor, completing the second phase of the Snow Lake gold strategy;
  Advance the appeals process and alternative options to unlock value at Rosemont;
  Progress the third phase of our Snow Lake gold strategy to further increase annual production scale by advancing studies to optimize recoveries, throughput, resource conversion and exploration;
  Maintain Constancia's industry-leading efficiency metrics by identifying areas of upside through continuous improvement initiatives at the mill and ongoing near-mine exploration;
  Drill regional copper exploration targets near Constancia, in northern Peru, and at Rosemont while continuing to advance exploration programs in the Snow Lake region, Peru and Nevada;
  Support Hudbay's workforce, their families and the communities in which the company operates through continuing to make health and safety a priority and providing ongoing COVID-19 support; and,
  Evaluate exploration, organic growth and acquisition opportunities that meet Hudbay's stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the company and its stakeholders.

Production Guidance

Contained Metal in Concentrate[1]		2021 Guidance	Year Ended Dec. 31, 2020	2020 Guidance[2]
Peru
Copper	tonnes	72,000 - 88,000	73,150	65,000 - 75,000
Gold[3]	oz	40,000 - 50,000	12,395	-
Silver[3]	oz	1,800,000 - 2,170,000	1,622,972	-
Molybdenum	tonnes	1,400 - 1,700	1,204	1,100 - 1,300
Precious metals[3]	oz	-	30,630	25,000 - 35,000

Manitoba
Zinc	tonnes	96,000 - 107,000	118,130	105,000 - 125,000
Gold[3]	oz	150,000 - 165,000	112,227	-
Copper	tonnes	20,000 - 24,000	22,183	18,000 - 22,000
Silver[3]	oz	1,200,000 - 1,400,000	1,127,901	-
Precious metals[3]	oz	-	124,900	110,000 - 135,000

Total
Copper	tonnes	92,000 - 112,000	95,333	83,000 - 97,000
Gold[3]	oz	190,000 - 215,000	124,622	-
Zinc	tonnes	96,000 - 107,000	118,130	105,000 - 125,000
Silver[3]	oz	3,000,000 - 3,570,000	2,750,873	-
Molybdenum	tonnes	1,400 - 1,700	1,204	1,100 - 1,300
Precious metals[3]	oz	-	155,530	135,000 - 170,000

1 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

2 Original 2020 guidance for Peru was revised on August 11, 2020 to account for a government-mandated temporary mine closure.

3 Precious metals production includes gold and silver production on a gold-equivalent basis and is only reported for 2020 since separate guidance for each of gold and silver was introduced in 2021. For 2020, silver is converted to gold at a ratio of 89:1.

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On a consolidated basis, the company met 2020 production guidance for all metals, and copper production exceeded the guidance range in Manitoba. Consolidated copper production was 6% higher than the mid-point of the guidance range due to strong performance at the Constancia operations in the second half of the year and the mining of higher copper grade stopes at 777.

In 2021, consolidated copper production is forecast to increase by 7%ii compared to 2020 production primarily as a result of higher expected copper production in Peru, given 2020 production was impacted by an eight-week temporary mine interruption related to a government-declared state of emergency. Consolidated gold production in 2021 is expected to increase by 62%ii year-over-year due to higher gold production in both Manitoba and Peru. In Manitoba, gold production is expected to increase by 40%ii in 2021 due to the planned early startup of the New Britannia gold mill. In Peru, gold production is expected to more than triple in 2021 as the company expects to see the benefits from the higher grades at the Pampacancha satellite deposit. Zinc production is expected to decline by 14%ii year-over-year as a result of prioritizing the mining of the gold-rich zones at Lalor in connection with the early startup of the New Britannia mill, which will result in mining less of the zinc-rich base metal zones at Lalor.

Peru's 2021 production guidance assumes mining of Pampacancha will begin in the second quarter, with the initial phase of lower copper grades, but higher gold grades, expected to continue for the balance of the year before higher copper grades are forecast to enter the mine plan in 2022. Manitoba's 2021 production guidance reflects an increase in Lalor's mine throughput to 4,650 tonnes per day, from the previous 4,500 tonnes per day, as the recent trend of stronger production from the mine is expected to continue.

Hudbay expects to publish updated mine plans for each of its Constancia and Snow Lake operations with its annual mineral reserve and resource update at the end of March 2021, as discussed in the "Other Key Strategic Initiatives" section in this news release. The new Constancia mine plan is expected to reflect an increase in copper and gold production from 2022 to 2025 as the higher grades from the Pampacancha deposit enter the mine plan. This is expected to offset the lost copper production from the 777 closure in mid-2022 and enable a steady state in Hudbay's consolidated copper production. The new Constancia mine plan will incorporate new reserves from the Constancia North property, which will extend the Constancia pit. The new mine plan will also include updated unit cost assumptions based on recent operational and business activities. The new Snow Lake mine plan is expected to reflect an increase in Lalor's mine production rate beyond 4,650 tonnes per day, and incorporate the results of the 1901 prefeasibility study and the Stall mill recovery improvement study. Given the pending mine plan updates, the company expects to issue its new three-year production outlook once the updated mine plans have been released.

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Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2021 Guidance	Year Ended Dec. 31, 2020	2020 Guidance[2]
Sustaining capital
Peru[3]	135.0	91.1	80.0
Manitoba	90.0	95.3	100.0
Total sustaining capital	225.0	186.4	180.0
Growth capital
Peru[4]	5.0	107.0	70.0
Manitoba	75.0	61.4	80.0
Arizona[5]	20.0	15.6	20.0
Total growth capital	100.0	184.0	170.0
Capitalized exploration	15.0	11.9	15.0
Total capital expenditures	340.0	382.3	365.0

[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures. Capital expenditures are converted into U.S. dollars using the following rates: 1.30 Canadian dollars and 3.45 Peruvian soles.

[2] Original 2020 guidance for Peru was revised on August 11, 2020 to account for a government-mandated temporary mine closure.

[3] Includes capitalized stripping costs and Pampacancha capital after pre-stripping.
[4] Peru growth capital expenditures guidance of $70.0 million in 2020 related to expected expenditures for developing the Pampacancha deposit and acquiring surface rights, but excluded any costs related to the individual land user agreements due to the ongoing nature of the negotiations. The actual costs incurred in 2020 included the costs for acquiring the surface rights and amounts committed under the land user agreements completed during 2020. A portion of the development expenditures was deferred to 2021. Peru growth capital guidance of $5.0 million includes the project development expenditures but excludes the additional costs related to the remaining individual land user agreements.

[5] Arizona spending includes capitalized costs associated with the Rosemont project.

Total capital expenditures are expected to decline by 11% year-over-year primarily due to lower expected growth spending in Peru in 2021.

Total sustaining capital expenditures in 2021 are expected to increase from 2020 levels primarily due to the deferral of heavy civil works and capitalized stripping expenditures in Peru from 2020 into 2021, partially offset by expected lower sustaining spending in Manitoba. A tailings dam raise is underway at Constancia and the associated heavy civil works accounts for a significant portion of the 2021 sustaining costs in Peru. Also, a portion of the Pampacancha heavy civil works, previously classified as growth capital, has been reclassified to sustaining capital expenditures in 2021. It is expected that Peru sustaining capital expenditures will begin to decline in 2022.

In Manitoba, Hudbay continues to implement improvements on the legacy Flin Flon tailings impoundment area, in line with the higher industry-wide standards for tailings dam safety. Spending under the tailings upgrade program is expected to average approximately $20.0 million per year from 2020 to 2022. These expenditures will not impact sustaining capital expenditures since they are associated with the decommissioning and restoration liability, and therefore, will be accounted for as a drawdown of the liability through operating cash flow.

Manitoba growth capital spending of $75.0 million in 2021 includes approximately $70.0 million for the completion of the New Britannia mill refurbishment project and approximately $5.0 million for the construction of a new long-term camp facility in Snow Lake. Manitoba growth capital spending in 2020 was lower than expected due to the deferral of approximately $20.0 million into 2021, despite the New Britannia refurbishment project continuing to track ahead of the original schedule. Total project spending on the New Britannia refurbishment project in 2021 includes an approximate $13.0 million increase in project costs as a result of the completion of a definitive estimate that incorporates project scope additions and COVID-19 related costs.

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Peru growth capital spending of $5.0 million in 2021 includes a portion of the Pampacancha project development expenditures that was deferred from 2020, but excludes the costs associated with completing the remaining individual land user agreement due to the ongoing nature of the negotiations. As stated previously, the 2020 Peru growth capital guidance similarly excluded the land user agreement costs; however, a significant portion of the actual growth expenditures incurred in 2020 related to costs associated with land user agreements completed during the year.

Exploration Guidance

Exploration Expenditures (in $ millions)	2021 Guidance	Year Ended Dec. 31, 2020	2020 Guidance
Peru	20.0	14.3	15.0
Manitoba	10.0	10.1	10.0
Arizona and other	10.0	4.7	-
Total exploration expenditures	40.0	29.1	25.0
Capitalized spending	(15.0)	(11.9)	(15.0)
Total exploration expense	25.0	17.2	10.0

Hudbay's total exploration spending in 2021 is expected to be higher than 2020 levels as the company plans to conduct additional drilling activities in Peru and Arizona.

In Peru, 2021 drilling activities will be focused on the Quehuincha North skarn target property located approximately 10 kilometres north of Constancia, and on the Llaguen greenfield project located near the city of Trujillo in northern Peru. In Manitoba, Hudbay expects to complete a winter drill program focused on expanding the 1901 deposit and testing drill targets identified between 1901 and the Lalor mine. In Arizona, the company plans to continue the drilling activities in the Helvetia copper region, in addition to a portion of exploration expenditures allocated for generative purposes.

Unit Operating Cost Guidance

Combined Mine/Mill Unit Operating Cost[1],2		2021 Guidance	Year Ended Dec. 31, 2020	2020 Guidance[3]
Peru	$/tonne	8.90 - 10.90	9.46	8.30 - 10.00
Manitoba	C$/tonne	145 - 155	132	130 - 140

[1] Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs.

[2] Combined unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

[3]  Original 2020 guidance for Peru was revised on August 11, 2020 to account for a government-mandated temporary mine closure.

Combined unit costs for Manitoba in 2021 are forecast to be modestly higher than 2020 levels due to the reduction in capitalized underground development at both 777 and Lalor, which increases the portion of mining costs that are expensed and included in unit costs. In addition, combined unit costs in Manitoba are expected to trend higher with the inclusion of the New Britannia mill given the New Britannia milling unit costs are higher than the Flin Flon and Stall milling costs as disclosed in the company's Snow Lake operations mine plan released in March 2020. Combined unit costs for Peru in 2021 are approximately 5%ii higher than 2020 as a result of higher consumable and mill maintenance costs and the impact of blasting harder ore in the Constancia pit.

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Flin Flon Zinc Plant Guidance		2021 Guidance	Year Ended Dec. 31, 2020	2020 Guidance
Zinc metal produced	tonnes	96,000 - 103,000	111,637	100,000 - 112,000
Unit operating costs[1]	C$/lb	0.50 - 0.55	0.47	0.45 - 0.52

1 Unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Cash Cost and Sustaining Cash Cost Guidance

Consolidated Cash Cost per pound of copper produced[1,2]		2021 Guidance	Year Ended Dec. 31, 2020	2020 Guidance[3]
Cash cost	$/lb	0.65 - 0.80	0.60	-
Sustaining cash cost	$/lb	2.05 - 2.30	1.93	-

1 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper contained in concentrate. By-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2020 and the following commodity prices: $1.07 per pound zinc (includes premium), $1,800 per ounce gold, $21.00 per ounce silver, $8.00 per pound molybdenum and an exchange rate of 1.30 C$/US$.

2 Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.
3 Cash cost and sustaining cash cost guidance was introduced in 2021 and is not available for 2020.

Hudbay is introducing consolidated cash cost and sustaining cash cost guidance in 2021. Consolidated cash cost per pound of copper produced, net of by-product credits, is expected to slightly increase from 2020 levels due to the expected increase in unit costs as described above, partially offset by expected higher copper production and higher by-product credits. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits, is expected to be consistent with 2020 as lower sustaining capital expenditures are expected to offset the increase in cash costs.

Metal production in any particular quarter may vary from the implied annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter, the timing of planned maintenance, and other factors. Mining and processing costs in any particular quarter can vary from the annual guidance rate above based on a variety of factors, including the scheduling of maintenance events and seasonal heating requirements, particularly in Manitoba. Cash cost and sustaining cash cost may also vary based on changes in commodity prices affecting by-product credits. In Peru, the regularly scheduled semi-annual mill maintenance shutdowns at Constancia are expected to occur during the first and third quarters of 2021.

COVID-19 Business Update

Hudbay continues to manage and respond to the COVID-19 pandemic and has implemented preventative measures to ensure the safety of its workforce, their families, and the communities in which the company operates. During the fourth quarter, production disruptions due to COVID-19 were minimal and there was no material impact on the delivery of goods to or from the company's operations. Hudbay continues to closely monitor the evolution of the pandemic in each operating region and are reviewing and adapting procedures based on the latest local situation. While the company has had members of its workforce contract COVID-19, to date there have been no identified cases of transmission within its workplaces, or transmission between rotational employees and local communities.

On January 26, 2021, the Peruvian government announced heightened restrictions in order to help mitigate the spread of COVID-19. Under these new measures, all provinces of Peru are categorized as High, Very High, or Extreme, with corresponding levels of restrictions, including daily curfews and restrictions on domestic travel. Parts of Lima and Cusco, two regions where Hudbay operates, are currently classified as Extreme and Very High, respectively. The new measures are expected to remain in place at least until February 28, 2021, at which point the government of Peru is expected to reevaluate the classifications and the associated restrictions.

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On January 28, 2021, in an effort to continue to reduce the COVID-19 cases in the province, the Manitoba government issued a public health order mandating a 14-day self-isolation period for anyone returning or coming to Manitoba from all jurisdictions. This order provides certain allowances for workers travelling to work and is not expected to impact Hudbay's ability to maintain required workforce levels. The company's protocols of testing and pre-screening incoming workers continue to be in effect.

Lalor Mine and the New Britannia Mill Refurbishment Update

The New Britannia refurbishment project is ahead of the original schedule. Overall project progress is approximately 73% complete. Construction of the new copper flotation building continues to advance as planned and construction of the pipeline between the New Britannia and Stall mills has been completed.

Total project spending on the New Britannia refurbishment project is forecast to be approximately $13.0 million higher than budget due to project scope additions and COVID-19 related costs, identified through a higher classification of the project capital estimate as the project nears completion. The additions to the project scope were as a result of changes to the Stall tailings pipeline configuration due to processing considerations, in addition to the implemented scope changes relating to the installation of temporary modular copper flotation cells to achieve early gold production at the gold plant. COVID-19 related costs are as a result of the additional costs associated with remote project management and pandemic safety protocols.

Refurbishment activities at the gold plant continue to remain ahead of the original schedule with commissioning expected to be completed in mid-2021. Ramp-up and first production at the gold plant is expected early in the third quarter of 2021. Copper flotation building construction activities are on track for commissioning and ramp-up during the fourth quarter of 2021.

Operational readiness activities in support of the early start-up of New Britannia are on track. Lalor continues to exceed underground development rates in gold-rich lenses 25 and 27, and in preparation for the mid-year startup of New Britannia, a stockpile of 12,000 tonnes of gold ore was established on surface during the fourth quarter of 2020. The gold ore stockpile is expected to grow over the first half of 2021 and supply sufficient feed to facilitate a quick ramp up of the gold plant.

Once the New Britannia mill is fully ramped-up, average annual gold production from Lalor is expected to increase to over 150,000 ounces commencing in 2022 at cash costs and sustaining cash costs, net of by-product credits, of approximately $480 and $655 per ounce, respectively, during the first eight years of the gold plant's operation.

Pampacancha Update

Hudbay completed the Pampacancha surface rights agreement with the local community of Chilloroya in February 2020. Throughout the remainder of the year, the company focused on advancing the consultation process between the government and the Chilloroya community as per Peru's Consulta Previa law. Despite challenges presented by the pandemic, the Consulta Previa process was completed at the end of the year, and in early January 2021, Hudbay received the final mining permit for the development and operation of Pampacancha.

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In January 2021, Hudbay commenced limited pre-development activities for Pampacancha, including haul road construction and site preparation work. The company continues to advance discussions with the remaining land user family at Pampacancha. Pre-stripping activities are expected to commence once the remaining land user agreement has been completed.

In late January 2021, new COVID-19 restrictions were announced by the government of Peru. As a result of these restrictions and the need to complete the remaining land user agreements, Hudbay no longer expects to mine four million tonnes of ore from the Pampacancha deposit by June 30, 2021. If we fail to meet this milestone, the company will be required to deliver an additional 8,020 ounces of gold to Wheaton Precious Metals ("Wheaton") in equal quarterly installments, at prevailing market prices, starting September 30, 2021. Hudbay and Wheaton are currently in discussions about, among other things, alternatives to defer the additional gold deliveries over the Pampacancha mine life.

Rosemont Update

The appeal of the unprecedented Rosemont court decision with the U.S. Court of Appeals for the Ninth Circuit ("Ninth Circuit") continues to advance with final briefs filed in November 2020 and the oral hearing completed in early February 2021. A decision from the Ninth Circuit is expected in the second half of 2021.

Hudbay has completed the initial drill program on its wholly owned private land located near Rosemont in a historic mining district called Helvetia. The focus of the program was to complete condemnation drilling for Rosemont and to test the Helvetia copper district for future exploration potential. The drill program consisted of 60 holes with several intersecting sulphide or oxide mineralization. Full assay results are pending.

Other Key Strategic Initiatives

Snow Lake Expansion Potential

Hudbay continues to advance various studies as part of phase three of its Snow Lake gold strategy. The company expects to publish an updated mine plan for its Snow Lake operations with its annual mineral reserves and resources update at the end of March 2021. The updated mine plan is expected to incorporate the following upside opportunities:

  Increased Lalor Mine Production Rate - At the Lalor mine, Hudbay was pleased with the production increase achieved during the fourth quarter as a result of the allocation of additional mining resources from 777 to Lalor while the 777 shaft repairs were being completed. During this period, Lalor's mine output increased by an average of 650 tonnes per day above the normal level. The updated mine plan will contemplate a higher production rate at the Lalor mine after the 777 mine closes in mid-2022.
  1901 Deposit Prefeasibility Study - After releasing an upgraded resource estimate for the 1901 deposit in August 2020, Hudbay initiated engineering activities to develop a viable mine plan for the 1901 deposit that could supplement production from Lalor to take advantage of the future processing capacity of its mills in the Snow Lake region. The study will initially focus on the base metal zones with the gold zone in the inferred category remaining as future upside potential for the deposit. The results will be reflected in the company's updated mine plan for Snow Lake.
  Stall Recovery Improvement Study - Hudbay is exploring various technological enhancements at the Stall mill to potentially increase gold and copper recoveries, which could create further value for Lalor and the other deposits in the Snow Lake region.

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Hudbay believes the updated mine plan will optimize the company's milling capacity in Snow Lake with an expected higher production rate at Lalor and the incorporation of the 1901 deposit into the operations. There remains the potential to expand the New Britannia mill capacity beyond the currently planned 1,500 tonnes per day, and this opportunity is expected to be examined in the future once the updated mine plan enhancements have been implemented.

Constancia Regional Exploration

Hudbay is evaluating and integrating the results from the recent drill programs at Constancia North into its annual mineral reserves and resources update for Constancia at the end of March 2021. The drill program intersected copper porphyry and high-grade skarn mineralization within 300 metres of the northern edge of the current Constancia pit. The mineralization remains open to the north.

The company continues to advance the regional exploration programs in Peru. In early 2021, drilling commenced on the Quehuincha North high-grade skarn target located approximately 10 kilometres from Constancia's processing facilities. Exploration agreement discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties are progressing. Maria Reyna is a prospective copper skarn-porphyry target and Caballito is a past-producing copper oxide mine, both of which are located within 10 kilometers north of Constancia. Hudbay also expects to commence drilling at its Llaguen property in the second quarter of 2021, after receiving all required drill permits in 2020. Llaguen is a copper porphyry target located in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure.

Collective Bargaining Agreements

The three-year collective bargaining agreements with Hudbay's unionized workforces at each of its Peru and Manitoba operations expired on or about December 31, 2020. The company is engaged in discussions with the labour unions in each jurisdiction as it works toward renewing the collective agreements.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 18, 2021. The dividend will be paid out on March 26 to shareholders of record as of March 9, 2021.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Hudbay believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. The company provides adjusted EBITDA to help users analyze its results and to provide additional information about the company's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit cost is shown because the company believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

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In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of the Constancia mining operations. Similarly, in the fourth quarter, a shaft incident led to a production interruption at 777 in Manitoba. Fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 53 of Hudbay's management's discussion and analysis for the year ended December 31, 2020 available on SEDAR at www.sedar.com.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2020/Q4/MDA204.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2020/Q4/FS204.pdf

Conference Call and Webcast

Date:	Friday, February 19, 2021

Time:	9:00 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20210219.html

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person

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The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at Hudbay's mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on its operations, financial condition and prospects and its ability to effectively engage with local communities in Peru and other stakeholders, expectations regarding the timing of mining activities at the Pampacancha deposit and any additional delivery obligations under the Constancia stream agreement, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Helvetia exploration program, expectations regarding the Lalor gold strategy, including the refurbishment, commissioning and ramp-up of the New Britannia mill and expectations regarding the mine plan for the 1901 deposit, increasing the mining rate at Lalor and optimizing the Stall and New Britannia mills, the potential and anticipated plans for advancing the company's mining properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect the company's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  the ability to continue to operate safely and at full capacity during the COVID-19 pandemic;
  the ability to achieve production and unit cost guidance;

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  no significant interruptions to operations or significant delays to development projects in Manitoba and Peru due to the COVID-19 pandemic;
  the timing of development and production activities on the Pampacancha deposit;
  the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;
  the successful completion of the New Britannia project on budget and on schedule;
  the successful outcome of the Rosemont litigation;
  the successful renegotiation of collective agreements with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay's business and growth strategies, including the success of strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop the company's projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on Hudbay's operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the political situation in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of projects, risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19 and risks associated with reaching additional agreements with individual community members and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with the company's pension and other post-retirement obligations, the ability to abide by the covenants in the company's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in the company's Management's Discussion and Analysis dated February 18, 2021 and under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

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For further information, please contact:

Candace Brûlé

Director, Investor Relations
(416) 814-4387

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i Adjusted net loss, adjusted net loss per share, adjusted EBITDA, cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

ii Year-over-year forecast changes assume the mid-point of the respective guidance range is achieved.